
Cash
Other Assets
Short-Term Debt
Long-Term Debt
Equity
300k
250k
200k
150k
100k
50k
0
2019
2020

Net Margin: -46%    Gross Margin: 93%    Return on Assets: -46%    Earnings per Share: -$424.24

Revenue per Employee: $243,306    Cash to Assets: 28%    Revenue to Receivables: 577%    Debt Ratio: 93%